Exhibit 99.1

Mereo BioPharma Group plc

Director and PDMR Dealings

London and Redwood City, Calif., October 9, 2020 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, received notification that on October 7 2020 Denise Scots-Knight, Chief Executive Officer of Mereo, purchased 12,711 American Depositary Shares (ADSs) at a price of USD 2.36 per ADS, Brian Schwartz, Non-Executive Director of Mereo, purchased 20,000 ADSs at a price of USD 2.35 per ADS and John Richard, Head of Corporate Development of Mereo, purchased 6,500 ADSs at a price of USD 2.36 per ADS.

The below announcement and notification is made in accordance with the EU Market Abuse Regulation. The form required under the EU Market Abuse Regulation follows.

1	Details of the person discharging managerial responsibilities

a)	Name	Denise Scots-Knight

2	Reason for the notification

a)	Position/status	Chief Executive Officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Mereo BioPharma Group plc

b)	LEI	213800U8JQHIJOS5AS09

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument and identification code	MEREO BIOPHARMA GROUP PLC AMERICAN DEPOSITARY SHARES (ADSs)

b)	Nature of the transaction	PURCHASE

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		USD 2.36	12,711

d)	Aggregated information: volume, Price	30043.72

e)	Date of the transaction	2020-10-07

f)	Place of the transaction	XNMS

1	Details of the person discharging managerial responsibilities

a)	Name	Brian Schwartz

2	Reason for the notification

a)	Position/status	Non-Executive Director

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Mereo BioPharma Group plc

b)	LEI	213800U8JQHIJOS5AS09

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument and identification code	MEREO BIOPHARMA GROUP PLC AMERICAN DEPOSITARY SHARES (ADSs)

b)	Nature of the transaction	PURCHASE

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		USD 2.35	20,000

d)	Aggregated information: volume, Price	47068.00

e)	Date of the transaction	2020-10-07

f)	Place of the transaction	XNMS

1	Details of the person discharging managerial responsibilities

a)	Name	John Richard

2	Reason for the notification

a)	Position/status	Head of Corporate Development

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Mereo BioPharma Group plc

b)	LEI	213800U8JQHIJOS5AS09

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument and identification code	MEREO BIOPHARMA GROUP PLC AMERICAN DEPOSITARY SHARES (ADSs)

b)	Nature of the transaction	PURCHASE

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		USD 2.36	6,500

d)	Aggregated information: volume, Price	15330.06

e)	Date of the transaction	2020-10-07

f)	Place of the transaction	XNMS